SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BELL CANADA TO FORM NEW INCOME TRUST FOR REGIONAL CUSTOMERS
•	Trust to have 1.6 million lines in Ontario and Québec
•	No changes in services or prices for customers
•	Part of Bell Canada’s core communications business using Bell and Sympatico brands
•	Trust units to be distributed to BCE shareholders

MONTREAL – February 1, 2006 – BCE Inc. (TSX, NYSE: BCE) today announced its intention to form a new telephone income trust that will own and manage 1.6 million local access lines in parts of Bell Canada’s territory in Ontario and Québec. The regional trust will be an important part of Bell Canada’s overall communications business. Bell Canada expects to retain an approximately 50% interest in the Trust following the planned distribution of trust units to BCE shareholders.

“The regional trust will have a management team dedicated to and intensely focused on the specific needs of their customers in regional communities,” said Michael Sabia, President and CEO of BCE. “This is a proven model within the Bell Canada family where Bell Nordiq has clearly demonstrated that a management team more attuned to local issues can deliver an optimum service offering for customers.”

The local access lines to be transferred to the regional trust are located in regions where there is less cable penetration, and are therefore not undergoing the fundamental transformation occurring in the more competitive major cities. The result is a stable, modestly growing business ideally suited to be managed through a different operating model and capital structure.

The Trust and Its Customers

The regional trust will have a management team focused on local customer needs and service, responding efficiently to local and regional issues and community concerns. It will own the local wireline and DSL assets within its territory and will manage the provision of all wireline, legacy data and Internet products for all residential and business customers. Enterprise and small and medium-sized businesses with head offices in the territory will be transferred to the Trust. Bell Canada will retain ownership of all other assets, including wireless, television, and Bell World Stores, and will continue to sell Bell Mobility and ExpressVu products in cooperation with the Trust.

For customers, the establishment of the Trust will be seamless and transparent, with no changes in the services available. It will continue to use the Bell and Sympatico brands for its wireline and Internet products. Operator services, 6-1-1 and 9-1-1 will continue to operate just as they do today. The Trust’s customers will have access to Bell Canada’s national network. Call centre, product and technology development, IS-IT and network operations will be outsourced by the Trust to Bell Canada through long-term agreements.

As part of the Bell Canada family, customers will continue to have access to next generation products and services from Bell Canada as they are developed. The trust structure will provide sufficient cash flow to ensure continued deployment of broadband to communities within the Trust’s territory. It will have access to wireless broadband services provided by Inukshuk when they become available.

Customers will continue to benefit from bundles and single billing from the regional trust. Those customers who currently receive separate Bell Mobility or ExpressVu bills will continue to do so. The Trust’s prices will be the same as Bell Canada’s at transfer.

Once established, the Trust will have regional offices in Ontario and Québec. It will operate in both official languages with strong management presence in the territories it serves.

Communities in the territory were selected to establish a reasonably contiguous area that provides adequate scale for the business in terms of its revenue and cash flow profile. The resulting territory ensures the integrity of field operations and communities within both the Trust and Bell Canada. For further details about the territory, see the attached map and list of communities.

Approximately 1000 Bell Canada employees dedicated to the regional trust will, over time, transfer to the new Trust to staff head office and manage field services and marketing. Unions representing Bell Canada employees will continue to do so in the Trust and existing working conditions will remain in force upon transfer. There will be no employment loss as a result of this transaction.

The Transaction

“This is a strategic asset for Bell Canada and will continue to be a key part of our core communications business,” said Mr. Sabia. “With favourable metrics such as lower competitive exposure and relatively steady annual capital expenditure requirements, the end result is a stable, modestly growing business.”

BCE intends to distribute approximately 50% of its interest in the Trust to all of its common shareholders on a pro rata basis in exchange for a reduction of approximately 75 million BCE common shares or approximately 8% of BCE common shares outstanding. The distribution is expected to result in a tax deferred distribution to shareholders resident in Canada. It is expected that, for U.S. tax purposes, the distribution of Trust units will likely be treated as a dividend, but will not be subject to any Canadian non-resident withholding tax. For U.S. regulatory reasons, it is anticipated that non-institutional U.S. shareholders of BCE would receive net proceeds of the sale of the Trust units, rather than the Trust units themselves.

BCE will maintain its current dividend of $1.32 per BCE common share. Following completion of the transaction, BCE shareholders are expected to receive annual cash distributions of approximately $1.40 in combined trust distributions and post-exchange BCE common share dividends.

The Trust’s estimated 2005 pro forma revenue is $1.2 billion, with an EBITDA margin of approximately 50%, estimated capital expenditures of approximately $150 million and distributable cash of approximately $380 million.(1) The Trust is expected to have an investment grade rating with a leverage ratio of approximately 2.0x debt to EBITDA and to distribute approximately 90% of its distributable cash flow to investors. BCE believes that the equity value of the regional lines will be valued approximately $3 billion higher in a trust structure as compared to how they are valued today within BCE.

BCE will establish a governance structure for the Trust in line with comparable current income trust precedents, where control is maintained by the sponsoring shareholder at ownership levels significantly below 50%. As a result, BCE will continue to consolidate the financial results of the regional trust.

The transaction is expected to close once all necessary approvals are obtained, including from the Canada Revenue Agency (CRA), Canadian Radio-television and Telecommunications Commission (CRTC), Competition Bureau, securities regulators, and the Toronto Stock Exchange, and a plan of arrangement is approved by shareholders.

BCE Asset Review

The creation of the regional trust is part of a comprehensive review of BCE’s asset base being conducted by BCE. For more information on BCE’s asset review see the BCE Business Review Conference news release also issued today.

About BCE

BCE is Canada’s largest communications company. Through its 27 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the

Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

Caution Concerning Forward-Looking Statements

Certain statements made in this press release, including, but not limited to, the intention to create the regional trust and its expected governance structure and scope of business operations, the proposed distribution of trust units to BCE shareholders and BCE’s anticipated remaining interest in the trust, the structure of the transaction and the tax treatment of shareholders, the expected increase in the value of distributions to BCE shareholders and in the equity value of the regional lines to be transferred to the trust, the pro forma financial performance of the regional trust, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements.

The pro forma financial results of the trust have been prepared by management on the basis of unaudited financial information for the year ended December 31, 2005. The actual results for the year ended December 31, 2005 may vary from the amounts discussed herein as a result of year end adjustments made in connection with the preparation of audited financial statements or otherwise, and such variation may be material. In addition, the actual results of the trust in the future will likely vary from the amounts discussed herein. In addition, the pro forma combined trust cash distribution and BCE common share dividend has been prepared by management making a number of assumptions including, but not limited to, a reduction of approximately 8% in the number of BCE common shares outstanding following the transaction, a distribution by BCE of approximately 50% of its interest in the trust to BCE common shareholders on a pro rata basis and distributable cash of approximately $380 million. The increase in equity value of the regional lines to be transferred to the trust is based on various assumptions including: (i) such regional lines being currently valued at 4.5-5.0x EBITDA resulting in an equity value of approximately $1.7 billion, assuming a 2.0x debt to EBITDA leverage ratio; and (ii) transferring such regional lines to an income trust would increase their equity value to approximately $4.5-5.0 billion assuming a yield on the cash received by investors of 7% to 7.5% (distributable cash flow times payout ratio of 90%).

The completion of the proposed transaction is subject to a number of conditions including, without limitation, receipt of: (i) an advance tax ruling from the CRA; (ii) CRTC approvals; (iii) an advance ruling certificate from the Competition Bureau; (iv) securities commissions, other applicable regulatory and stock exchange approvals; (v)

possible third party consents on satisfactory terms; and (vi) required securityholder approvals, as well as the arranging of satisfactory bank financing.

The proposed transaction is expected to take a number of months to complete and, during such period, especially given the rapid pace of change in the industry and potential regulatory developments or changes in laws, or for business reasons, the proposed transaction may cease to be as favourable, and/or other transactions and opportunities that BCE or Bell Canada consider to be more attractive than the proposed transaction may emerge, in which case the proposed regional trust transaction could be modified, restructured or terminated.

Other factors that could cause results or events related to the transaction to differ materially from current expectations include, among other things: our ability to complete the proposed transaction without adverse effects on our or the regional trust’s customers and the ability of the regional trust to make or maintain cash distributions. In turn, the trust’s results and ability to maintain cash distributions will be subject to various risks including, without limitation, intensity of competitive activity, general economic and market conditions, the level of consumer confidence and spending and the demand for, and prices of, the regional trust’s services, the impact of pending or future litigation or regulatory proceedings, and the other risk factors applicable to BCE companies.

For additional information with respect to certain of these and other assumptions and risk factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated February 1, 2006 filed by BCE Inc. with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of February 1, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For additional information, please refer to the presentations made at the Bell Canada Enterprises Business Review 2006 available on BCE’s website at www.bce.ca.

The Trust units of the regional trust have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act.

Notes:
(1)
Estimated distributable cash of $380 million represents management’s estimate and is calculated by subtracting capital expenditures and interest expense from estimated EBITDA of approximately $600 million. Distributable cash is an operating performance measure that is generally used by Canadian income funds as an indicator of financial performance. Distributable cash is not a recognized measure under Canadian generally accepted accounting principles and does not have a standardized meaning. Distributable cash as presented above may not be comparable to similar measures presented by other issuers. EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles. It is therefore unlikely to be comparable to similar measures presented by other companies. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.

For more information:

Pierre Leclerc Media Relations (514) 391-2007 / 1 877 391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca

Bell Regional Trust Territory

ONTARIO
QUEBEC
Saguenay
Rivière-du-Loup
Québec City
Trois-Rivières
Sault Ste Marie
Sudbury
North Bay
Montréal
Ottawa/Hull
Sherbrooke
Kingston
Greater Toronto Area
Hamilton
Sarnia
London
Windsor
Bell Canada
Bell Regional Lines
USA

BELL NEW REGIONAL TRUST
LARGEST 25 COMMUNITIES IN QUEBEC AND ONTARIO*

Community	Area Code	Exchanges Telephone numbers beginning with these three digit groups included in trust territory

Chicoutimi	418	541, 543, 545, 549, 591, 592, 690, 693, 696, 698, 820

Jonquiere	418	542, 546, 547, 695, 548, 699

Victoriaville	819	751, 752, 758, 795

Riviere-du-Loup	418	860, 862, 863, 867, 868, 894

Alma	418	480, 481, 487, 662, 668, 669

Thetford Mines	418	332, 334, 335, 338

La Baie	418	677, 544, 697

Rawdon	450	834, 882

Dolbeau	418	239, 276

Roberval	418	275

Maniwaki	819	441, 449

St-Felicien	418	630, 637, 671, 679

St-Gabriel-de-Brandon	450	835

St-Alphonse-de-Rodriquez	450	883

Lac-Megantic	819	582, 583

La Malbaie	418	633, 665

Huntingdon	450	264

Plessisville	819	362, 621

St-Donat-de-Montcalm	819	424

Wakefield	819	456, 459

La Pocatiere	418	856

Baie St-Paul	418	240, 435

Asbestos	819	879

L'Annonciation	819	275

St-Felix-de-Valois	450	889

*As determined by number of local access lines

BELL NEW REGIONAL TRUST
LARGEST 25 COMMUNITIES IN QUEBEC AND ONTARIO*

Community	Area Code	Exchanges Telephone numbers beginning with these three digit groups included in trust territory

Sudbury	705	521, 522, 523, 524, 525, 560, 564, 566, 662, 665, 669, 670, 671, 673, 674, 675, 677, 682, 688, 691

Sault Ste. Marie	705	253, 254, 256, 257, 541, 542, 759, 777, 779, 941, 942, 945, 946, 949

Sarnia	519	332, 333, 336, 337, 339, 344, 346, 383, 384, 464, 490, 541, 542

North Bay	705	472, 474, 475, 476, 494, 495, 497, 498, 499, 840, 845

Cornwall	613	361, 930, 931, 932, 933, 936, 937, 938

Chatham	519	351, 352, 354, 355, 358, 360, 436, 437, 380

Owen Sound	519	370, 371, 372, 373, 374, 375, 376, 378

Brockville	613	340, 341, 342, 345, 349, 498

Orangeville	519	938, 939, 940, 941, 942, 943

Pembroke	613	633, 635, 639, 732, 735

Simcoe	519	428, 429, 420, 426, 427

Huntsville	705	783, 787, 788, 789

Bracebridge	705	641, 644, 645, 646

Perth	613	264, 267, 326

Arnprior	613	622, 623

Fergus	519	843, 787

Gravenhurst	705	684, 687

Renfrew	613	432, 433

Hawkesbury	613	632, 636

Strathroy	519	245, 246

Wallaceburg	519	627, 628

Fort Frances	807	274, 275

Kemptville	613	258

Elliot Lake	705	461, 848

Parry Sound	705	746, 773, 774

*As determined by number of local access lines

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: February 1, 2006